United States securities and exchange commission logo





                            December 15, 2021

       Filippo Petti
       Chief Executive Officer and Chief Financial Officer
       Celyad Oncology SA
       Rue Edouard Belin 2
       1435 Mont-Saint-Guibert, Belgium

                                                        Re: Celyad Oncology SA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated June
3, 2021
                                                            File No. 001-37452

       Dear Mr. Petti:

               We have reviewed your June 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our
       May 20, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 18. Financial Statements
       Note 15. Share Capital, page F-42

   1. We note your response to our prior comment. After careful considerations, it is still unclear to us whether
the decision of the extraordinary shareholders to absorb the accumulated deficit
into share premium in order to improve solvency ratios, is made in the context of generally
accepted accounting principles in the Belgium (Belgium GAAP) or
                                                        IFRS. Please respond to
the following:
 Filippo Petti
Celyad Oncology SA
December 15, 2021
Page 2
                Please explain to us, and revise to disclose in future filings, whether the decision of the extraordinary shareholders to absorb the accumulated deficit into the share premium in order to improve solvency ratios also authorizes future distributions from the amount of the share premium transferred to absorb the accounting losses. Please also expand your future disclosures to clearly identify the portions of your
              shareholders    equity that was distributable and not
distributable. Note that Item
              (a)(v) of paragraph 79 of IAS 1 requires an entity to disclose the rights, preferences and restrictions attaching to each class of share capital including restrictions on the distribution of dividends and the repayment of capital.
                Please explain to us your considerations for continuing to call the account accumulated deficit after absorbing the accumulated deficit into share
              Premium, considering the nature of the share premium obtained via a capital raise is substantively different than the capital earned or used from your earning process.
              Note that paragraph 78 of IAS 1 contemplates that the detail provided in subclassifications depends on the requirements of IFRSs and on the size, nature and function of the amounts involved.
                Please tell us your considerations for other alternative presentations of your balance sheet and equity statement. For example, presenting the equity on the balance sheet either on a combined basis, or by distributable and non-distributable equity accounts, while adding a separate column on your equity statements for the share premium used to absorb the accumulated losses, and at the same time restoring the accumulated deficit to its original balance to ensure the faithful presentation of the nature of that account.

       You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.



FirstName LastNameFilippo Petti                                 Sincerely,
Comapany NameCelyad Oncology SA
                                                                Division of
Corporation Finance
December 15, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName